SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                 TIDALWAVE HOLDINGS INC.
                     COMMON STOCK
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                      886352 10 3
                     (CUSIP NUMBER)
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                  1831 N.E. 45th Street
                Ft. Lauderdale, Florida 33428
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                      JULY 23, 1999
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       INTERNET TV CONNECTOR CORP.
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): WC
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:   Florida
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 2,370,515 (as of July 23, 1999)
                       1,069,335 (as of October 26, 2000)
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 2,370,515 (as of July 23, 1999)
                          1,069,335 (as of October 26, 2000)  <P>
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 2,370,515 (as of July 23, 1999); 1,069,335 (as
     of October 26, 2000)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         10.84% as of July 23, 1999
                          2.12% as of October 26, 2000
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(14) Type of Reporting Person: CO
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ITEM 1. SECURITY AND ISSUER.
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Tidalwave Holdings Inc.
Common Stock, $.001 par value.
1831 N.E. 45th Street
Ft. Lauderdale, Florida 33428
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Martin Ehrlich, President
                  Sol Kline, Secretary and Treasurer
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(b) Address:      2901 Clint Moore Road, #108
                  Boca Raton, Florida 33469
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(c) The Corporation was formed to create, maintain, and
distribute a patent similar to MicroSoft's WebTV.
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(d) None.
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(e) None.
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(f) Citizenship. N/A
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Corporation, Internet TV Connector Corp.,
acquired the shares of the Issuer upon formation of the
Issuer in exchange for initial capital contributions
stemming from initial costs as a start-up corporation.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Corporation is based on the
Issuer's status as a Reporting Company.  On May 24, 1999,
the Issuer filed a Form 10-SB with the Securities and
Exchange Commission, which became effective on July 23,
1999.  As of July 23, 1999, the Reporting Corporation held
2,370,515 shares of Common Stock of the Issuer, which
represented 10.84% of the issued and outstanding shares of
the Issuer. As of October 26, 2000, the Reporting Corporation
held 1,069,335 shares of Common Stock of the Issuer, which
represented 2.12% of the issued and outstanding shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Internet TV Connector Corp. currently holds 1,069,335 of the issued and outstanding common shares of the Issuer, or 2.12%
of the issued and outstanding shares.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Corporation has no contracts, arrangements,
understandings or relationships with any other person with
respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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None.
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
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                          INTERNET TV CONNECTOR CORP.
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Date: October 26, 2000    Signature: /s/ Martin Ehrlich
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                                         MARTIN EHRLICH
                                         President
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